UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Nextest Systems Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

653339101 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 653339101

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Robin Adler
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Citizenship or Place of Organization

United States

5 Sole Voting Power

2,412,250
6 Shared Voting Power

0
7 Sole Dispositive Power

2,412,250
8 Shared Dispositive Power

0

9	Aggregate Amount Beneficially Owned by Each Reporting Person

2,412,250
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11	Percent of Class Represented by Amount in Row (9)

13.7%
12	Type of Reporting Person (See Instructions)

IN

Item 1	(a)	Name of Issuer:

Nextest Systems Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

1901 Monterey Road, San Jose, CA 95112

Item 2	(a)	Name of Person Filing:

Robin Adler

	(b)	Address of Principal Business Office:

1901 Monterey Road, San Jose, CA 95112

	(c)	Citizenship:

United States

	(d)	Title of Class of Securities:

Common Stock

	(e)	CUSIP Number:

653339101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:

N/A

Item 4.	Ownership.

(a) Amount beneficially owned:

2,412,250

(b) Percent of class:

13.7

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

2,412,250

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

2,412,250

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2007
Date

/s/ Robin Adler

Robin Adler